MM KARTON AG

- Sehr erfolgreiche Geschäftsentwicklung
- Hohe Auslastung in beiden Divisionen
- Halbjahresergebnis, wie erwartet, nur knapp unter dem Vorjahreswert
- Positive Aussichten für 3. Quartal
- Starker Rohstoffkostenanstieg rasch durch Preiserhöhung kompensiert
- Dynamik des Privatkonsums wird weitere Entwicklung bestimmen

dlw 9/13

# Mayr-Melnhof Kartondivision

Aufgrund der besser als erwarteten Nachfrage in Westeuropa und vermehrter Lieferungen in die Überseemärkte konnten die Kapazitäten der Kartondivision im ersten Halbjahr 2002 zu rund 98 % ausgelastet werden (1. HJ 2001: 90 %). Der durchschnittliche Auftragsstand belief sich auf rund 100.000 Tonnen und hat sich damit gegenüber der Vergleichsperiode des Vorjahres (50.000 Tonnen) – auch bedingt durch die Ankündigung einer Preiserhöhung – verdoppelt.

Der Kartonabsatz lag mit rund 758.000 Tonnen um 20,9 % über dem 1. Halbjahr 2001 (627.000 Tonnen). Rund 79 % davon entfielen auf Europa und 21 % auf die Überseemärkte (1. HJ 2001: 82 %; 18 %). Die Produktion stieg um 19,9 % auf rund 742.000 Tonnen. Dieser Zuwachs bei Produktion und Absatz ist neben der Akquisition des Werkes Gernsbach im Vorjahr insbesondere auf die gute Auslastungssituation zurückzuführen.

Aufgrund des drastischen Anstiegs der Altpapierpreise seit April 2002, der primär durch eine temporäre Bedarfspitze in Asien ausgelöst wurde, war es notwendig, die europäischen Kartonpreise um ca. 10 % anzuheben. Auf den außereuropäischen Märkten haben die Kartonpreise die Talsohle eindeutig durchschritten, so dass während des ersten Halbjahres laufend zu besseren Preisen abgeschlossen werden konnte.

Obwohl die Preise in Europa, abgesehen von Änderungen im Produktmix, stabil gehalten wurden, ist der durchschnittliche Verkaufspreis der Kartondivision gegenüber dem Vorjahr infolge des gestiegenen Überseegeschäfts mit strukturell niedrigeren Preisen zurückgegangen. Durch die deutliche Erhöhung der Absatzmenge gelang es aber, die Umsatzerlöse um 10,5 % auf 396,7 Mio. EUR anzuheben. Das betriebliche Ergebnis lag mit 50,1 Mio. EUR (1. HJ 2001: 54,6 Mio. EUR) wie erwartet trotz hoher Auslastung insbesondere aufgrund der stark erhöhten Altpapierpreise im Juni und des Wegfalls einmaliger sonstiger betrieblicher Erträge unter dem Vorjahr. Die Operating Margin belief sich auf 12,6 % nach 15,2 % im ersten Halbjahr 2001.

## Divisionskennzahlen Karton (alle nach US GAAP, ungeprüft)

| (in Mio. EUR) | **1-6/2002** | 1-6/2001 | +/- |
|---|---|---|---|
| Umsatzerlöse[1] | 396,7 | 359,0 | +10,5% |
| Betriebliches Ergebnis | 50,1 | 54,6 | -8,2% |
| Operating Margin | 12,6% | 15,2% | |
| Erzeugte Tonnage (in 1.000 t) | 742 | 619 | +19,9% |
| Mitarbeiter | 2.458 | 2.453[2] | |

[1] inkl. Umsatzerlöse zwischen den Divisionen
[2] per 31. Dezember 2001

### Verlauf des 2. Quartals

Im zweiten Quartal war die Kapazitätsauslastung beider Divisionen aufgrund der guten Nachfragesituation auf den europäischen Märkten als sehr gut einzustufen. Diese wurde am Quartalsende durch Vorziehkäufe unterstützt, da der drastische Anstieg der Altpapierpreise eine Kartonpreiserhöhung um 10 % erforderlich machte.

Die erhöhten Rohstoffkosten belasteten lediglich den Monat Juni, da die Umsetzung der Kartonpreiserhöhung mit Anfang Juli wirksam wurde.

Dadurch konnte das betriebliche Ergebnis des Konzerns im zweiten Quartal 2002 mit 33,3 Mio. EUR bei Vollauslastung an den Wert des ersten Quartals (34,5 Mio. EUR) anschließen.

Die Weitergabe der Preise durch die Packagingdivision an die Endkunden erfolgt im Laufe des dritten Quartals.

### Wechsel im Vorstand und Aufsichtsrat

Der neue Vorstand der Mayr-Melnhof Karton AG setzt sich wie folgt zusammen:

Dr. Wilhelm HÖRMANSEDER
Vorsitzender
(bis 14. Mai 2002 Stellvertretender Vorsitzender)

Dr. Andreas BLASCHKE
Mitglied des Vorstandes

Herbert NOICHL
Mitglied des Vorstandes

Ing. Franz RAPPOLD
Mitglied des Vorstandes

und hat mit 14. Mai 2002 seine Tätigkeit aufgenommen.

Herr Dkfm. Michael GRÖLLER hat nach der 8. Ordentlichen Hauptversammlung am 14. Mai 2002 den Vorsitz im Aufsichtsrat der Mayr-Melhof Karton AG übernommen. Der bisherige Aufsichtsratsvorsitzende, Herr Dipl.-Ing. Carl Anton GOESS-SAURAU, wurde zum Ehrenvorsitzenden des Aufsichtsrates gewählt.

### Wichtige Ereignisse

Mit dem *Kauf der Graphia Gruppe*, eines namhaften Herstellers von Zigarettenverpackung und hochwertiger Süßwarenverpackung, setzte Mayr-Melnhof Mitte April einen wesentlichen Schritt im Ausbau des Geschäftsfeldes „Cigarette Packaging" und der Expansion nach Osteuropa. Graphias Technologien, Tief-, Offset- und Flexodruck, bilden eine ideale strategische Erweiterung zu dem bereits bestehenden Zigarettenverpackungsgeschäft von Mayr-Melnhof. Die drei deutschen Werke erzielten im Jahr 2001 gemeinsam mit dem Standort in der Ukraine einen Umsatz von rund 150 Mio. EUR bei einer verarbeiteten Tonnage von ca. 50.000 Tonnen. Die Graphia Gruppe wird ab dem 3. Quartal 2002 erstmals in den Konzernabschluss der Mayr-Melnhof Gruppe einbezogen. Die Eingliederung wird bis Ende 2002 erfolgen, wobei mit voller Deckung der Integrationskosten gerechnet wird.

Das *bulgarische Kartonwerk Nikopol* wurde per Ende Juni erworben. Ziel des Erwerbs ist der Aufbau einer soliden Fertigungskapazität im Vorfeld der Annäherung Bulgariens an die EU insbesondere zur Bedienung der Märkte Russland, Türkei und Zentraleuropa. Mit einer Arbeitsbreite von 4,4 Metern zählt die Kartonmaschine des Werks zu den größten Europas. Die derzeitige Ausbaustufe liegt bei rund 70.000 Tonnen. Die unmittelbaren Investitionsmaßnahmen konzentrieren sich auf die Ingangsetzung des Betriebes und die Herstellung europäischer Standardqualität. Daher ist ein positiver Ergebnisbeitrag erst für 2003 zu erwarten. In den kommenden Jahren soll die Kapazität des Werkes entsprechend der Marktentwicklung angehoben werden.

# Mayr-Melnhof Gruppe

## *Sehr geehrte Aktionärinnen und Aktionäre,*

Ihr Unternehmen hat das erste Halbjahr 2002 trotz schwacher konjunktureller Rahmenbedingungen sehr erfolgreich abgeschlossen.

Die Packagingdivision verzeichnete bei stabiler Nachfrage nach konsumnahen Verbrauchsgütern einen anhaltend positiven Geschäftsverlauf. Damit war auch die Kartonnachfrage in Europa und Asien stärker als erwartet, wodurch die Kapazitäten der Kartondivision im ersten Halbjahr 2002 nahezu voll ausgelastet waren.

Wie erwartet, konnte die Mayr-Melnhof Gruppe das erste Halbjahr 2002 mit einem Periodenergebnis knapp unter dem Rekordwert des Vorjahres abschließen. Der Periodenüberschuss erreichte 43,5 Mio. EUR nach 48,5 Mio. EUR im Vorjahr.

Infolge der guten Auslastung und der Akquisitionen im Vorjahr konnten die konsolidierten Umsatzerlöse trotz leicht gesunkener Durchschnittspreise um 7,4 % auf 600 Mio. EUR (1. HJ 2001: 558,9 Mio. EUR) gesteigert werden.

Das betriebliche Ergebnis lag mit 67,8 Mio. EUR um 4 % unter dem Vorjahreswert (70,6 Mio. EUR). Diese Differenz konnte trotz stark steigender Altpapierpreise im zweiten Quartal dank der hohen Kapazitätsnutzung gering gehalten werden.

Der Zinsensaldo stieg auf -0,5 Mio. EUR (1. HJ 2001: -1,1 Mio. EUR).

Die sonstigen Erträge (inkl. dem Ergebnis aus „at equity"-bilanzierten Beteiligungen) von 5,2 Mio. EUR in der Vergleichsperiode des Vorjahres ergaben sich aus einmaligen Veräußerungserlösen von Unternehmensanteilen. Im ersten Halbjahr 2002 lagen sie mit 0,8 Mio. EUR wieder auf einem Normalniveau.

Das Ergebnis vor Ertragsteuern und Minderheitsanteilen erreichte demgemäss 68,1 Mio. EUR nach 74,7 Mio. EUR im Vorjahr. Der effektive Konzernsteuersatz lag bei rund 36 % nach rund 34 % im ersten Halbjahr 2001.

Unter Berücksichtigung des laufenden Aktienrückkaufes befand sich in der Berichtsperiode ein gewichteter Durchschnitt von 11.043.958 Aktien im Umlauf, woraus sich auf Basis des Halbjahres ein Gewinn je Aktie von 3,94 EUR errechnet (1. HJ 2001: 4,06 EUR).

Das Konzerneigenkapital erhöhte sich gegenüber dem Jahresende 2001 von 523,5 Mio. EUR auf 541,3 Mio. EUR. Dieser Anstieg resultiert im Wesentlichen aus dem Periodenergebnis, dem die Dividende der Mayr-Melnhof Karton AG für das Geschäftsjahr 2001 als Abzugsposition gegenübersteht.

Das Gesamtvermögen der Mayr-Melnhof Gruppe betrug zum 30. Juni 2002 1.108,9 Mio. EUR (31.12.2001: 1.075,9 Mio. EUR). Dem steht eine Eigenkapitalquote von 48,8 % (31.12.2001: 48,7 %) gegenüber, die die nachhaltig sehr solide Bilanzstruktur des Konzerns manifestiert. Darüber hinaus übersteigen die verfügbaren Mittel (liquide Mittel und jederzeit veräußerbare Wertpapiere) die verzinslichen Verbindlichkeiten um 4,2 Mio. EUR und betrugen nach Akquisitionen, Dividendenzahlung und der Tilgung von Finanzverbindlichkeiten 191,8 Mio. EUR (nach 247,0 Mio. EUR zum Jahresende 2001).

Die Investitionen während der ersten sechs Monate 2002 beliefen sich auf 30 Mio. EUR (1. HJ 2001: 24,9 Mio. EUR). In der Kartondivision bildeten Modernisierungen im Zusammenhang mit dem bevorstehenden Umbau der Kartonmaschine 2 im Werk Frohnleiten und die Installation eines Querschneiders im Werk Neuss den Schwerpunkt der Investitionstätigkeit. Innerhalb der Packagingdivision lag der Fokus auf der Inbetriebnahme einer neuen Druckmaschine im Zigarettenverpackungswerk Trier sowie einer neuen Mikrowellenkaschieranlage im Werk Neupack.

# Kennzahlen der Mayr-Melnhof Gruppe

(alle nach US GAAP, ungeprüft)

| (konsolidiert in Mio. EUR) | **1-6/2002** | 1-6/2001 | +/- |
|---|---|---|---|
| **Gewinn- und Verlustrechnung** | | | |
| Umsatzerlöse | 600,0 | 558,9 | +7,4% |
| EBITDA | 109,0 | 111,7 | -2,4% |
| (in % Umsatzerlöse) | 18,2% | 20,0% | |
| Betriebliches Ergebnis | 67,8 | 70,6 | -4,0% |
| Operating Margin | 11,3% | 12,6% | |
| Zinsensaldo | (0,5) | (1,1) | |
| Sonstige Erträge (inklusive Ergebnis aus „at equity"-bilanzierten Beteiligungen) – netto | 0,8 | 5,2 | |
| Ergebnis vor Ertragsteuern und Minderheitsanteilen | 68,1 | 74,7 | -8,8% |
| Ertragsteuern | (24,4) | (25,6) | |
| Jahresüberschuss | 43,5 | 48,5 | -10,3% |
| (in % Umsatzerlöse) | 7,3% | 8,7% | |
| Gewinn je Aktie (in EUR) (einfach und verwässert) | 3,94 | 4,06 | |
| Cash Earnings | 85,8 | 86,5 | -0,8% |
| (in % Umsatzerlöse) | 14,3% | 15,5% | |
| Investitionen | 30,0 | 24,9 | |
| Abschreibungen | 40,4 | 35,9 | |

| | **30.06.2002** | 31.12.2001 | |
|---|---|---|---|
| Mitarbeiter | 5.407 | 5.419 | |
| **Bilanz** | | | |
| *Kurzfristige Vermögensgegenstände* | 487,0 | 498,6 | |
| Bilanzsumme | 1.108,9 | 1.075,9 | |
| Grundkapital | 87,2 | 87,2 | |
| Eigenkapital | 541,3 | 523,5 | |
| Verbindlichkeiten | 567,6 | 552,4 | |
| **Bilanzkennzahlen** | | | |
| Enterprise Value | 805,6 | 607,7 | |
| Eigenkapitalausstattung | 48,8% | 48,7% | |
| Nettoverschuldung | -4,2 | -33,9 | |
| **Renditekennzahlen** | | | |
| Eigenkapitalrentabilität | 15,0%[1] | 14,9% | |
| Return on capital employed | 24,3%[1] | 24,8% | |

[1] Hochrechnung auf Gesamtjahr

# Ausblick

Die jüngsten Konjunkturprognosen lassen die optimistischen Erwartungen auf einen wirtschaftlichen Aufschwung im 3. und 4. Quartal endgültig als unrealistisch erscheinen. Die Erholung in den USA und Westeuropa wird sich dementsprechend in die weitere Zukunft verschieben, so dass für die 2. Jahreshälfte 2002 mit keinem Wachstum der Volkswirtschaften mehr gerechnet werden kann.

Die Mitte des 2. Quartals 2002 angekündigten Preiserhöhungen werden sowohl für die Karton- als auch die Packagingdivision wirksam, so dass für das 3. Quartal insbesondere in der Kartondivision bereits mit einer weitgehenden Kompensation des starken Rohstoffkostenanstiegs gerechnet wird.

Die Unsicherheit über die wirtschaftliche Entwicklung lässt unsere Kunden sowohl in Europa als auch in den Überseemärkten jetzt sehr vorsichtig und kurzfristig planen. Der Auftragsstand der Kartondivision lag Mitte August bei rund 60.000 Tonnen (Vorjahr 60.000 Tonnen). Daher kann nach dem Juli auch zumindest für den August die Vorhersage einer zufriedenstellenden Auslastung getroffen werden.

Auf den internationalen Altpapiermärkten ist dem rasanten Preisanstieg von April bis Juli Stabilität auf hohem Niveau gefolgt. Ziel ist es daher, die Kartonpreise nach Umsetzung der Preiserhöhung wieder stabil zu halten.

Die weitere Geschäftsentwicklung wird in hohem Maße von der Dynamik des privaten Konsums abhängen. Wie in der Vergangenheit wird Mayr-Melnhof, wenn notwendig, die Produktion der Nachfrage anpassen. Die aktuelle Prognoseunsicherheit erlaubt für das dritte Quartal 2002 die Vorhersage, dass sich der positive Geschäftsverlauf zunächst fortsetzt.

**Der Vorstand der**
**Mayr-Melnhof Karton AG**

# Die Mayr-Melnhof Aktie

**Relative Performance der MM-Aktie 2001/2002**


160
150
140
130
120
110
100
90
80
Juli
Aug
Sep
Okt
Nov
Dez
Jan
Feb
März
April
Mai
Juni
Juli
Aug
30. Juni 2001 = 100
MM
ATX
MSCI
(Europe/Forest Products and Paper)

| | | | | |
|---|---|---|---|---|
| Aktienkurs (Schlusskurs) | per 16.08.2002 | 60,25 EUR | Anzahl der Aktien (insgesamt) | 12.000.000 |
| | Höchst 2002 | 81,78 EUR | Marktkapitalisierung | |
| | Tiefst 2002 | 52,90 EUR | per 16.08.2002 | 723 Mio. EUR |

## Aktienrückkaufprogramm

Seit 19. März 2001 erwirbt der Mayr-Melnhof Konzern eigene Aktien. Das maximale Rückkaufvolumen ist auf 1,2 Mio. Aktien oder 10 % des Grundkapitals begrenzt. Bis 30. Juni 2002 wurden 976.388 Aktien, dies entspricht 8,14 % am Grundkapital für 53,14 Mio. EUR inklusive Spesen zurückgekauft. Die 8. Ordentliche Hauptversammlung hat den Vorstand zum Rückkauf eigener Aktien bis 14. November 2003 ermächtigt.

## Mayr-Melnhof gewinnt Anlegerpreis 2002

Im Rahmen des WirtschaftsBlatt Anlegerpreises 2002 wählten österreichische Privatanleger Mayr-Melnhof zur anlegerfreundlichsten Aktie. Beurteilt wurden „Informationspolitik", „Einhaltung von Unternehmenszielen" und „Kurspotential".

*Die Ergebnisse zum 3. Quartal 2002 werden am 19. November 2002 veröffentlicht.*

Bei weitgehend stabiler europäischer Nachfrage nach Faltschachteln verzeichnete die Packagingdivision im ersten Halbjahr 2002 eine nachhaltig positive Geschäftsentwicklung.

Mit 177.000 Tonnen lag die verarbeitete Tonnage der ersten sechs Monate vor allem akquisitionsbedingt um 7,3 % über dem Wert der Vergleichsperiode (1. HJ 2001: 165.000 Tonnen). Somit konnte der Volumensausfall aus einer Unternehmensveräußerung im Vorjahr mehr als kompensiert werden.

Der Anstieg der Umsatzerlöse von 249,3 Mio. EUR auf 256,8 Mio. EUR ist primär auf das erhöhte Volumen zurückzuführen. Infolge der laufenden Optimierungsmaßnahmen konnte sowohl im allgemeinen Verpackungsgeschäft als auch bei Zigarettenverpackung eine anhaltend solide Ergebnisentwicklung erzielt werden. Beim betrieblichen Ergebnis gelang eine Verbesserung um 10,6 % auf 17,7 Mio. EUR (1. HJ 2001: 16 Mio. EUR). Die Operating Margin lag bei 6,9 % (1. HJ 2001: 6,4 %).

## Fortsetzung der Standortoptimierung

Die Produktion im französischen Verpackungswerk Copacarton mit rund 50 Mitarbeiter und einer Verarbeitungskapazität von ca. 4.000 Jahrestonnen wurde per Jahresmitte eingestellt, da keine rentable Betriebsgröße erreicht werden konnte. Das bestehende Geschäft soll auf effizientere MMP-Werke übertragen werden.

## Divisionskennzahlen Packaging (alle nach US GAAP, ungeprüft)

| (in Mio. EUR) | **1-6/2002** | 1-6/2001 | +/- |
|---|---|---|---|
| Umsatzerlöse[1] | 256,8 | 249,3 | +3,0% |
| Betriebliches Ergebnis | 17,7 | 16,0 | +10,6% |
| Operating Margin | 6,9% | 6,4% | |
| Verarbeitete Tonnage (in 1.000 t) | 177 | 165 | +7,3% |
| Mitarbeiter | 2.949 | 2.966[2] | |

[1] inkl. Umsatzerlöse zwischen den Divisionen
[2] per 31. Dezember 2001

*Quartalsübersicht*

# Mayr-Melnhof Gruppe (alle nach US GAAP, ungeprüft)

| (konsolidiert in Mio. EUR) | I/2001 | II/2001 | III/2001 | IV/2001 | I/2002 | II/2002 |
|---|---|---|---|---|---|---|
| Umsatzerlöse | 277,8 | 281,1 | 287,6 | 276,4 | 294,4 | 305,6 |
| Betriebliches Ergebnis | 36,9 | 33,7 | 28,4 | 21,2 | 34,5 | 33,3 |
| Operating Margin | 13,3% | 12,0% | 9,9% | 7,7% | 11,7% | 10,9% |
| Zinsensaldo | (0,6) | (0,5) | (0,5) | 0,1 | (0,3) | (0,2) |
| Ergebnis vor Ertragsteuern und Minderheitsanteilen | 37,0 | 37,7 | 27,5 | 21,1 | 34,2 | 33,9 |
| Ertragsteuern | (13,0) | (12,6) | (9,3) | (9,3) | (12,2) | (12,2) |
| Jahresüberschuss | 23,6 | 24,9 | 18,0 | 11,4 | 21,9 | 21,6 |
| (in % Umsatzerlöse) | 8,5% | 8,9% | 6,3% | 4,1% | 7,4% | 7,1% |
| Gewinn je Aktie (in EUR) (einfach und verwässert) | 1,97 | 2,09 | 1,55 | 1,05 | 1,98 | 1,96 |

*Quartalsübersicht*

# Divisionen (alle nach US GAAP, ungeprüft)

| (in Mio. EUR) | I/2001 | II/2001 | III/2001 | IV/2001 | I/2002 | II/2002 |
|---|---|---|---|---|---|---|
| **Karton** | | | | | | |
| Umsatzerlöse[1] | 177,5 | 181,5 | 185,5 | 179,6 | 189,5 | 207,2 |
| Betriebliches Ergebnis | 29,3 | 25,3 | 19,4 | 16,4 | 25,4 | 24,7 |
| Operating Margin | 16,5% | 13,9% | 10,5% | 9,1% | 13,4% | 11,9% |
| Erzeugte Tonnage (in 1.000 t) | 311 | 308 | 335 | 321 | 362 | 380 |
| **Packaging** | | | | | | |
| Umsatzerlöse[1] | 127,0 | 122,3 | 126,2 | 119,2 | 130,9 | 125,9 |
| Betriebliches Ergebnis | 7,6 | 8,4 | 9,0 | 4,8 | 9,1 | 8,6 |
| Operating Margin | 6,0% | 6,9% | 7,1% | 4,0% | 7,0% | 6,8% |
| Verarbeitete Tonnage (in 1.000 t) | 87 | 78 | 80 | 75 | 88 | 89 |

[1] inkl. Umsatzerlöse zwischen den Divisionen

**Impressum**

Herausgeber (Verleger):
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Wien

Für weitere Informationen wenden Sie sich bitte an:
Mag. Stephan Werba
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195
e-mail: investor.relations@mm-karton.com

**http://www.mayr-melnhof.com**